                                                              OMB APPROVAL
                                                     OMB Number:    3235-0145
                            UNITED STATES            Expires:  October 31,  1997
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                       Washington, D.C. 20549        hours per response....14.90




                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. __)*


                             GRUBB & ELLIS COMPANY
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  40009 52 0
                  -----------------------------------------
                                (CUSIP Number)


                      C. Michael Kojaian, (810) 827-7555
                        26600 Telegraph Road Suite 450
                            Southfield, MI  48034
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

                              December 11, 1996
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1; (b)(3) or (4), check the following box / /.

Check the following box is a fee's being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.   40009 52 0                          PAGE   1   OF    8    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Mike Kojaian
          ###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            833,334
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH              0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        833,334
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           833,334
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.02%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   40009 52 0                          PAGE   2   OF   8     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kenneth J. Kojaian
       ###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            833,333
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH              0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        833,333
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           833,333
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.02%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   40009 52 0                          PAGE   3   OF    8    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       C. Michael Kojaian
       ###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            833,333
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH              0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        833,333
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           833,333
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.02%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 40009 52 0                                    PAGE  4  OF  8  PAGES
                                                             ---    ---

Item 1. Security and Issuer.

     The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Grubb & Ellis Company, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is One Montgomery Street, Telesis Tower, San Francisco, California 94104.

Item 2. Identity and Background.

     This statement is being filed by Mike Kojaian, Kenneth J. Kojaian and C. Michael Kojaian (the "Reporting Persons"). The address of each Reporting Person is 26600 Telegraph Road, Suite 450, Southfield, Michigan 48034-5300.

     The principal occupations of the Reporting Persons are as follows: Mike Kojaian is the President, Kenneth J. Kojaian is the Executive Vice President and Secretary, and C. Michael Kojaian is the Executive Vice President and Treasurer of Kojaian Management Corporation, which is engaged in the business of managing commercial real estate. The address of the principal executive offices of Kojaian Management Corporation is 26600 Telegraph Road, Suite 450, Southfield, Michigan 48034-5300.

     None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     The Common Stock and the aggregate purchase price paid for the Common Stock acquired by each Reporting Person was as follows:


Purchaser                  No. of Shares of Common Stock         Purchase Price
------------------         -----------------------------         --------------

Mike Kojaian                        833,334                       $3,333,336
Kenneth J. Kojaian                  833,333                       $3,333,332
C. Michael Kojaian                  833,333                       $3,333,332


The purchase price was paid by each Reporting Person from personal funds.

CUSIP NO. 40009 52 0                                    PAGE  5  OF  8  PAGES
                                                             ---    ---



Item 4. Purpose of Transaction.

     The Common Stock was acquired by each of the Reporting Persons for investment purposes. The Reporting Persons may from time to time acquire additional securities of the Company through open market or privately negotiated transactions depending on market conditions and other considerations that the Reporting Persons deem relevant. C. Michael Kojaian was elected to serve as a director of the Company on December 11, 1996.

     No Reporting Person has any current plans or proposals for (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (iv) any material change in the Company's present capitalization or dividend policy, (v) any other material change in the Company's business or corporate structure, (vi) any changes in the Company's Certificate of Incorporation or bylaws or other actions which are intended to impede the acquisition of control of the Company by any person, (vii) causing Common Stock to be delisted from the New York Stock Exchange, (viii) causing any of the Company's equity securities to become eligible for termination of registration under the Securities Exchange Act of 1934, as amended, (except to the extent such equity securities are already eligible for termination of registration), or (ix) any action similar to those listed above.

Item 5. Interest in Securities of the Issuer.

     On December 11, 1996, the Reporting Persons purchased the Common Stock referred to in Item 3 from the Company, for the amounts set forth in Item 3. As a result, the number of shares and percentage of Common Stock beneficially owned by each Reporting Person are as follows:


                                        Number    Percent(1)
                                       ---------  ----------

                   Mike Kojaian          833,334       5.02%
                   Kenneth J. Kojaian    833,333       5.02%
                   C. Michael Kojaian    833,333       5.02%
                                       ---------  ----------
                     Total             2,500,000      15.06%
                                       =========  ==========


(1) Based on information obtained from the Company as of December 11, 1996.


     Each of the Reporting Persons has sole voting and dispositive power over the shares of Common Stock listed above as beneficially owned by him.

CUSIP NO. 40009 52 0                             PAGE  6  OF  8  PAGES
                                                      ---    ---




Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons and Warburg, Pincus Investors, L.P. ("WPI") are parties to a letter agreement, dated December 11, 1996, pursuant to which such parties have agreed to vote all Common Stock owned by them, and to cause all directors of the Company nominated by them to vote to nominate directors, (a) as long as the Reporting Persons or certain of their transferees beneficially own 50% or more of the Common Stock now owned by them, for one director selected by the Reporting Persons who is one of the Reporting Persons or is affiliated with the Reporting Persons, and (b) as long as WPI benefically owns 50% or more of the 10,118,339 shares of Common Stock held by WPI, for those nominees designated by WPI, who shall be officers of WPI or of affiliates of WPI. The letter agreement will terminate if all directors nominated by WPI or the Reporting Persons either resign or decline to be nominated for re-election, or if either WPI or the Reporting Persons fails to nominate any directors for election.

     The Company, WPI, Joe F. Hanauer and the Reporting Persons entered into a Registration Rights Agreement dated as of December 11, 1996. Pursuant to that agreement, the Reporting Persons have the right to demand that the Company file up to three registration statements with respect to sales of Common Stock by the Reporting Persons, and the Reporting Persons also have "piggyback" registration rights to participate in certain other registered offerings of Common Stock.


Item 7. Material to be Filed as Exhibits.

The following exhibits are filed with this statement:

     1. Letter among Warburg, Pincus Investors, L.P. and the Reporting Persons, dated December 11, 1996.

     2. Registration Rights Agreement, dated December 11, 1996, among the Company, WPI, Joe F. Hanauer and the Reporting Persons.

     3.  Joint Statement Agreement.

CUSIP NO. 40009 52 0                                PAGE  7 OF  8  PAGES
                                                         ---   ---



                                   SIGNATURE

     Each Reporting Person certifies that, after reasonable inquiry and to the best of my knowledge and belief, the information set forth in this statement is true, complete and correct.


Dated:  December 18, 1996                         /s/ Mike Kojaian
                                                  ------------------------------
                                                  Mike Kojaian


Dated:  December 18, 1996                         /s/ Kenneth J. Kojaian
                                                  ------------------------------
                                                  Kenneth J. Kojaian


Dated:  December 18, 1996                         /s/ C. Michael Kojaian
                                                  ------------------------------
                                                  C. Michael Kojaian

CUSIP NO. 40009 52 0                                      PAGE  8  OF  8  PAGES
                                                               ---    ---



                                 Exhibit Index

Exhibit     Description

1. Letter among Warburg, Pincus Investors, L.P. and the Reporting Persons, dated December 11, 1996.

2. Registration Rights Agreement, dated December 11, 1996, among the Company, WPI, Joe F. Hanauer and the Reporting Persons.

3.          Joint Statement Agreement.